Seward & Kissel LLP

901 K Street, NW

Suite 800

Washington, DC 20001

Telephone: (202) 737-8833

Facsimile: (202) 737-5184

www.sewkis.com

April 23, 2021

Via EDGAR CORRESPONDENCE

Ms. Kimberly Browning

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	AB Bond Fund, Inc.
- AB FlexFee High Yield Portfolio (to be renamed AB High Yield Portfolio)
Post-Effective Amendment No. 205
File Nos. 2-48227 and 811-02383

Dear Ms. Browning:

This letter responds to comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) to the above-referenced post-effective amendment to the registration statement filed on March 1, 2021 (the “Post-Effective Amendment”), on Form N-1A for AB FlexFee High Yield Portfolio (to be renamed AB High Yield Portfolio) (the “Fund”), a series of AB Bond Fund, Inc. (the “Registrant”). You provided the Staff’s comments to me by telephone on April 9, 2021.

The Staff’s comments and our responses thereto are set forth below. The changes referenced in the responses will be reflected in a Rule 497 filing.

General

Comment 1:	The Prospectus contains incomplete and bracketed information. Confirm that a filing will be made that contains all final information.

Response:	Registrant will file a Prospectus pursuant to Rule 497 that contains all final information.

Comment 2:	The Post-Effective Amendment indicates that the name of the Fund will be changed to AB High Yield Portfolio, but the SEC facing sheet and the EDGAR series identifier reflect the old fund name. Also explain how shareholders have been made aware of the Fund’s name change.

Response:	The name change for the Fund will become effective on April 30, 2021. The series identifier on EDGAR will be updated to reflect the new name at the time of the filing of the next post-effective amendment or Rule 497 filing for the Fund made on or prior to April 30, 2021, which filing will reflect the Fund’s new name. With respect to notice to Fund shareholders, a definitive proxy statement for the Fund filed on November 30, 2020, primarily relating to the advisory fee change, and a prospectus supplement for the Fund filed on January 20, 2021, reference the name change.

Comment 3:	The Fund currently only offers Advisor Class shares. The Post-Effective Amendment includes Class A shares and Class Z shares previously offered by the Fund. Please explain.

Response:	As indicated in “Summary Information – Bar Chart and Performance Information,” the Fund offered Class A shares and Class Z shares prior to the implementation of a performance-based fee on February 26, 2018. The Post-Effective Amendment reflects the Fund’s new advisory fee and the resumption of the offer of Class A shares and Class Z shares, which Post-Effective Amendment becomes effective on April 30, 2021.

Prospectus

Summary Information

Comment 4:	Under “Fees and Expenses of the Fund,” the inclusion of the second sentence noting recent changes in advisory fee arrangements does not comply with Instruction 1(b) of Item 3 of Form N-1A because that sentence is not “comparable information” to the narrative explanation provided under the item. The sentence should be deleted. In addition, the model narrative explanation under Item 3 of Form N-1A indicates that the second paragraph under “Fees and Expenses of the Fund” should appear as the second sentence under the first paragraph.

Response:	The second sentence under “Fees and Expenses of the Fund” noting recent changes in advisory fee arrangements will be removed, and the second paragraph will be moved and appear as the second sentence under the first paragraph, in response to this comment. Please see the following revised and restated disclosure:

This table describes the fees and expenses that you may pay if you buy and hold shares of the Fund. You may be required to pay commissions and/or other forms of compensation to a broker for transactions in Advisor Class shares, which are not reflected in the tables or the examples below. You may qualify for sales charge reductions if you and members of your family invest, or agree to invest in the future, at least $100,000 in AB Mutual Funds. More information about these and other discounts is available from your financial intermediary and in Investing in the Fund—Sales Charge Reduction Programs for Class A Shares on page 26 of this Prospectus, in Appendix C—Financial Intermediary Waivers of this Prospectus and in Purchase of Shares—Sales Charge Reduction Programs for Class A Shares on page 86 of the Fund’s Statement of Additional Information (“SAI”).

Comment 5:	Explain why “Other Expenses” are estimated for the Fund, as indicated by footnote (c) to the Annual Fund Operating Expenses table.

Response:	“Other Expenses” are only estimated for Class A and Class Z shares of the Fund, as indicated by footnote (c), which only appears next to data in the table columns for these share classes. As indicated in the response to Comment 3 and under “Summary Information – Bar Chart and Performance Information,” Class A shares and Class Z shares are not currently in operation (and were not active during the Fund’s last fiscal year) and will resume operations on April 30, 2021. In response to this comment, footnote (c) will be clarified and restated as follows:

“Total Other Expenses for Class A and Class Z shares are based on estimated amounts for the current fiscal year.”

Comment 6:

The disclosure describing the Fund’s fee waiver under footnote (d) to the Annual Fund Operating Expenses table needs to be clarified. The disclosure references an expense limitation that expires on April 30, 2022, but also references fees and expenses borne by the Adviser through December 31, 2019 and potential reimbursements under an expense limitation in effect prior to that date, without explaining the meaning of the December 31, 2019 date or the terms of the prior expense limitation. In addition, the disclosure does not explain whether any fees waived pursuant to the expense limitation expiring on April 30, 2022 are subject to reimbursement. The disclosure should clearly describe the various waivers, the time periods and the reimbursement provisions. Furthermore, for any such recoupment arrangement, the disclosure should indicate that any such repayment will not cause the Fund’s expense ratio (after the repayment is taken into account) to exceed either (1) the expense cap in effect at the time of waiver or (2) the expense cap in effect at the time of recapture.

In addition, the expense limitation agreements must be filed as exhibits to the registration statement.

Response:	In response to this comment, footnote (d) will be revised and restated to include information about the expense limitation previously in effect, as follows:

(d) The Adviser has contractually agreed to waive fees and/or to bear expenses of the Fund until April 30, 2022 to the extent necessary to prevent total Fund operating expenses (excluding acquired fund fees and expenses other than the advisory fees of any AB Mutual Funds in which the Fund may invest, interest expense, taxes, extraordinary expenses, and brokerage commissions and other transaction costs), on an annualized basis, from exceeding 0.85%, 0.60% and 0.60% of average daily net assets, respectively, for Class A, Advisor Class and Class Z shares (“expense limitations”). The expense limitations will remain in effect until April 30, 2022 and may only be terminated or changed with the consent of the Fund’s Board of Directors. In addition, the expense limitations will be automatically extended for one-year terms unless the Adviser provides notice of termination to the Fund at least 60 days prior to the end of the period.

Any fees waived and expenses borne by the Adviser through December 31, 2019 under the expense limitation in effect prior to that date may be reimbursed by the Fund until the end of the third fiscal year after the fiscal period in which the fee was waived or the expense was borne, provided that no reimbursement payment will be made that would cause the Fund’s total Fund operating expenses to exceed the expense limitations. For the period from February 26, 2018 through December 31, 2019, the Adviser had contractually agreed to waive fees and/or to bear expenses of the Fund to the extent necessary to prevent “Total Other Expenses,” on an annualized basis, from exceeding 0.10% of average daily net assets. Total Other Expenses refers to aggregate expenses incurred by the Fund, but do not include (i) advisory fees; (ii) distribution and/or service (Rule 12b-1) fees; (iii) extraordinary expenses; (iv) interest expense; (v) acquired fund fees and expenses other than the advisory fees of any AB Mutual Funds in which the Fund may invest; (vi) expenses associated with securities sold short; (vii) taxes; and (viii) brokerage commission and other transaction costs.

Furthermore, there is no recoupment arrangement under the new expense limitations, so no such arrangement is disclosed.

Registrant also confirms that any reimbursement of expenses will not cause the Fund’s expense ratio (after the repayment is taken into account) to exceed either (1) the expense cap in effect at the time of waiver or (2) the expense cap in effect at the time of recapture.

Lastly, the new expense limitation undertaking will be filed in a post-effective amendment and is attached hereto as Exhibit A.

Comment 7:	The disclosure in footnote (d) to the Annual Fund Operating Expenses table indicates that any fees waived and expenses borne by the Adviser may be reimbursed by a Fund until the end of the third fiscal year after the fiscal period in which the fee was waived or the expense was borne. Confirm supplementally that the investment adviser may only recoup from the Fund amounts waived or reimbursed within three years from the date that the waiver or reimbursement occurred. If the Fund does not limit recoupment to three years from the time of waiver or reimbursement, please confirm that the Fund has conducted an analysis under Statement of Financial Accounting Standards No. 5 (“FAS 5”) and concluded that recoupment is not probable and that the Fund has provided such FAS 5 to the Fund’s auditor.

Response:

The Staff comment suggests that it would not be appropriate for the Fund’s operating expenses table to show total annual operating expenses net of waived fees where the recoupment does not occur within three years of the specific waiver. Registrant believes that the Fund’s current structure for recoupment complies with applicable SEC rules and accounting pronouncements.  Registrants advised by the Adviser have previously responded in detail to a comment on a three-year period for recoupment (see, for example, the response dated March 9, 2017, to the Staff's comments on Post-Effective Amendment Nos. 221 and 222 to the Registration Statement of AB Cap Fund, Inc.).[1]

Registrant notes that Instruction 3(e) to Item 3 of Form N-1A indicates that the operating expenses table may reflect the amount of the expense reimbursement or fee waiver, and the fund’s net expenses after subtracting the fee reimbursement/expense waiver from total fund operating expenses, provided the expense reimbursement/fee waiver agreement is effective for a period of no less than one year from the effective date of the fund’s registration statement. This requirement is supplemented by the Staff’s response to Question 6 of the Q&A Letter on Form N-1A, dated October 2, 1998, which requires the expense limitation/fee waiver arrangement to be contractual. These requirements for reflecting a fund’s net expenses are not conditioned, however, on the duration of any recoupment provision of the expense reimbursement/fee waiver agreement.

Registrant further notes that the recoupment period is three years measured on a fiscal year basis, which is appropriate given that the fee table is based on a fiscal year period. In this regard, the final determination of the amount of any recoupment that the Adviser may receive is measured on an accrual basis and can only occur as of the end of the fiscal year.

The disclosure has not been revised in response to this comment.

1 See AB Cap Fund, Inc., File Nos. 2-29901 and 811-01716, EDGAR Correspondence filed on March 9, 2017, SEC Accession No. 0000919574-17-002611.

Comment 8:	The Staff notes that significant market events have occurred as a result of the COVID-19 pandemic. Please consider updating the Fund’s disclosure, including “Market Risk,” to clarify how COVID-19 may affect the Fund and its investments or supplementally explain why additional revisions are not required.

Response:	Registrant has reviewed and updated its risk disclosures since the onset of the COVID-19 pandemic and believes that the Fund’s current disclosure reflects investment risks resulting from the pandemic. For example, disclosure under “Principal Risks – Market Risk” indicates that the value of the Fund’s investments may decline, sometimes rapidly and unpredictably, due to certain events, including public health crises (including the occurrence of a contagious disease or illness). Disclosure in the Prospectus will not be revised in response to this comment.

Comment 9:	Under “Bar Chart and Performance Information,” footnotes to the performance table for Class A shares and Class Z shares reference linking of the performance of the Fund’s Advisor Class shares during certain periods. Review and revise the performance disclosure for Class A shares and Class Z shares to clarify the time periods these classes were actually in operation.

Response:	The disclosure will be clarified in response to this comment. Please see revised footnote disclosure in the “Bar Chart and Performance Information” section of the Prospectus provided in Exhibit B.

Additional Information About the Fund’s Strategies, Risks and Investments

Comment 10:	Disclosure under the first paragraph under “Additional Information About the Fund’s Strategies, Risks and Investments” is potentially confusing and needs to be clarified. The disclosure references principal and non-principal strategies and risks. The disclosure also indicates that the “Prospectus does not describe all of the Fund’s investment practices,” which, for instance, could suggest that the Fund’s principal strategies and principal risks are not fully disclosed, as required by Item 4 of Form N-1A.

Response:

The Fund identifies all of its principal strategies and principal risks in the Summary Section under “Principal Strategies” and “Principal Risks.” The disclosure under “Additional Information About the Fund’s Strategies, Risks and Investments” does not describe all non-principal strategies and risks. The disclosure in the first paragraph under “Additional Information About the Fund’s Strategies, Risks and Investments” will be clarified to remove any suggestion that the Fund’s principal strategies and principal risks are not fully disclosed in the Prospectus. The first paragraph will be revised and restated as follows:

This section of the Prospectus provides additional information about the Fund’s investment strategies, practices and related risks, including principal and non-principal strategies and risks. This Prospectus does not describe all of the Fund’s investment practices that are non-principal strategies and the related risks of such strategies; additional information about the Fund’s risks and investments can be found in the Fund’s Statement of Additional Information (“SAI”).

Investing in the Fund

Comment 11:	Please define what constitutes “proper form” under “Investing in the Fund – How to Buy Shares.”

Response:	The Registrant believes that the term “proper form” reflects plain English, is commonly used and well understood in the fund industry, and that no further disclosure is necessary. Disclosure in the Prospectus will not be revised in response to this comment.

Comment 12:	Under “Investing in the Fund – How to Buy Shares – Other Purchase Information,” the disclosure indicates that a financial intermediary must submit the purchase request to the Fund by a pre-arranged time for the shareholder to receive the next-determined net asset value (“NAV”). Similar disclosure appears under “Investing in the Fund – How to Sell or Redeem Shares – Selling Shares Through Your Financial Intermediary or Retirement Plan” with respect to the financial intermediary submitting sales requests (received from shareholders) to the Fund. Please explain how this disclosure regarding cut-off times is consistent with the Fund’s obligations under Rule 22c-1 under the Investment Company Act of 1940 (“Rule 22c-1”), in particular with respect to shareholders who submit purchase or sale requests to financial intermediaries prior to the Fund Closing Time.

Response:

The Prospectus discloses that an order for purchase, sale or exchange of shares is priced at the next-determined NAV calculated after the order is received by the Fund. The Fund’s NAV is calculated at the Fund Closing Time, which is the close of regular trading on any day the New York Stock Exchange is open (ordinarily, 4:00 p.m., Eastern time).

The Fund does not impose an earlier cut-off time than the pricing time, so the Registrant believes the Fund’s approach is consistent with Rule 22c-1. The “pre-arranged time” refers to the time by which the Fund or transfer agent must receive the order from the financial intermediary for the order to receive that day’s NAV. Registrant notes that, under “Investing in the Fund – How to Buy Shares – Other Purchase Information,” the same sentence (the first sentence) indicates that the financial intermediary must receive the request by the Fund Closing Time and submit it to the Fund by a pre-arranged time for the investor to receive the next-determined NAV.

The Registrant believes the cited disclosure is appropriate, and disclosure in the Prospectus will not be revised in response to this comment.

Part C

Comment 13:	The Fund’s new investment advisory agreement should be filed on EDGAR.

Response:	A form of the Fund’s new investment advisory agreement was filed by the Registrant on February 5, 2021, as part of Post-Effective Amendment No. 204, under Exhibit (d)(4). An executed version will be filed in a post-effective amendment on or prior to April 30, 2021.

* * *

If you have any additional comments or questions, please contact Paul M. Miller or the undersigned at (202) 737-8833.

Sincerely,

/s/ Lancelot A. King
Lancelot A. King

cc:	Emilie D. Wrapp, Esq.
Eric C. Freed, Esq.
Paul M. Miller, Esq.

Exhibit A

EXPENSE LIMITATION UNDERTAKING

ALLIANCEBERNSTEIN L.P.

1345 Avenue of the Americas

New York, New York 10105

April 30, 2021

AB Bond Fund, Inc.
1345 Avenue of the Americas

New York, New York 10105

Dear Sirs:

AllianceBernstein L.P. herewith undertakes that for the Expense Limitation Period, as defined below, we shall cause the aggregate operating expenses of every character incurred by your AB High Yield Portfolio (the “Portfolio”) (but not including (i) extraordinary expenses, (ii) interest expense, (iii) the fees and expenses of registered investment companies or series thereof in which the Portfolio invests (“Acquired Funds”) other than investment advisory fees of Acquired Funds for which we serve as investment adviser) to be limited to 0.85% in the case of the Class A shares, 1.60% in the case of the Class C shares, 0.60% in the case of the Advisor Class shares, 1.10% in the case of the Class R shares, 0.85% in the case of the Class K shares, 0.60% in the case of the Class I shares, 0.60% in the case of the Class Z shares, 0.70% in the case of the Class 1 shares and 0.60% in the case of the Class 2 shares, in each case of your aggregate average daily net assets (the “Limitation”). To determine the amount of the Portfolio’s expenses in excess of the Limitation, the amount of allowable fiscal-year-to-date expenses shall be computed daily by prorating the Limitation based on the number of days elapsed within the fiscal year of the Portfolio (the “Prorated Limitation”). The Prorated Limitation shall be compared to the expenses of the Portfolio recorded through the current day in order to produce the allowable expenses to be recorded and accrued for the Portfolio’s current day (the “Allowable Expenses”). If the expenses of the Portfolio for the current day exceed the Allowable Expenses, we shall be responsible for such excess and will for the current day (i) reduce our advisory fees and/or (ii) reimburse the Portfolio accordingly.

For purposes of this Undertaking, the Expense Limitation Period shall mean the period commencing on the date hereof and shall remain in effect until April 30, 2022. The Expense Limitation Period and the Undertaking given hereunder will automatically be extended for additional one-year periods unless we provide you with at least 60 days’ notice prior to the end of any Expense Limitation Period of our determination to modify or to terminate this Undertaking at the end of its then current period.

We understand and intend that you will rely on this Undertaking in preparing and filing the Registration Statement with the Securities and Exchange Commission, in accruing the Portfolio's expenses for purposes of calculating the Portfolio’s net asset value per share and for other purposes and expressly permit you to do so.

Very truly yours,

ALLIANCEBERNSTEIN L.P.

By:
Emilie D. Wrapp
Assistant Secretary

Exhibit B

BAR CHART AND PERFORMANCE INFORMATION

The bar chart and performance information provide an indication of the historical risk of an investment in the Fund by showing:

•	how the Fund’s performance changed from year to year over ten years; and
•	how the Fund’s average annual returns for one, five and ten years compare to those of a broad-based securities market index.

You may obtain updated performance information on the website at www.abfunds.com (click on “Investments—Mutual Funds”).

The Fund’s past performance before and after taxes, of course, does not necessarily indicate how it will perform in the future.

Performance information prior to July 26, 2016 shown below reflects the historical performance of the AB High-Yield Portfolio, a series of The AB Pooling Portfolios (the “Accounting Survivor”). Upon completion of a reorganization of the Accounting Survivor into the Fund on July 26, 2016 (the “Reorganization”), Class Z shares of the Fund assumed the performance and financial history of the Accounting Survivor. Because the Fund has higher expenses than the Accounting Survivor had, the Accounting Survivor’s performance would have been lower than that shown had it operated with the Fund’s current expense levels. At the time of the Reorganization, the Accounting Survivor and the Fund had substantially similar investment objectives and strategies.

From February 26, 2018 through April 30, 2021, the Fund had a performance-based, or fulcrum, advisory fee. Accordingly, performance information shown below during this period reflects performance fee adjustments and would have been different if the Fund had been managed under the current advisory fee arrangement. Class A and Class Z shares of the Fund were not in operation during this period.

Bar Chart

The annual returns in the bar chart are for the Fund’s Advisor Class shares, which reflect the performance of the Accounting Survivor’s shares prior to July 26, 2016, adjusted to reflect the expense ratio of Advisor Class shares of the Fund. Through March 31, 2021, the year-to-date unannualized return for the Fund’s shares was 1.65%.

During the period shown in the bar chart, the Fund’s:

Best Quarter was up 11.71%, 2nd quarter, 2020; and Worst Quarter was down -14.01%, 1st quarter, 2020.

Performance Table

Average Annual Total Returns

(For the periods ended December 31, 2020)

		1 Year	5 Years	10 Years
Advisor Class*	Return Before Taxes	8.84%	8.42%	7.00%
	Return After Taxes on Distributions**	6.12%	5.62%	4.07%
	Return After Taxes on Distributions and Sale of Fund Shares**	5.08%	5.20%	4.07%
Class A***	Return Before Taxes	3.94%	7.22%	6.73%
Class Z****	Return Before Taxes	8.84%	8.42%	7.00%
Bloomberg Barclays U.S. Corporate High Yield 2% Issuer Capped Index***** (reflects no deduction for fees, expenses, or taxes)		7.05%	8.57%	6.79%
Markit iBoxx USD Liquid High Yield Index***** (reflects no deduction for fees, expenses, or taxes)		4.66%	7.71%	6.06%

*	For Advisor Class shares, performance for the period prior to the Reorganization reflects the performance of the Accounting Survivor’s shares, adjusted to reflect the expense ratio of the Advisor Class shares of the Fund. Advisor Class shares of the Fund have been in operation since July 26, 2016.
**	After-tax Returns:
	–	Are an estimate, which is based on the highest historical individual federal marginal income tax rates, and do not reflect the impact of state and local taxes; actual after-tax returns depend on an individual investor’s tax situation and are likely to differ from those shown; and
	–	Are not relevant to investors who hold Fund shares through tax-deferred arrangements such as 401(k) plans or individual retirement accounts.
***	For Class A shares, performance for the period prior to the Reorganization reflects the performance of the Accounting Survivor’s shares and the period from February 26, 2018 until April 30, 2021 reflects the performance of the Fund’s Advisor Class shares, adjusted to reflect the expense ratio of the Class A shares of the Fund. Class A shares of the Fund were in operation during the period from July 26, 2016, until February 26, 2018, and resumed operations on April 30, 2021.
****	For Class Z shares, performance for the period prior to the Reorganization reflects the performance of the Accounting Survivor’s shares, which were exchanged for Class Z shares of the Fund in the Reorganization. In addition, performance for the period from February 26, 2018 until April 30, 2021 reflects the performance of the Fund’s Advisor Class shares, adjusted to reflect the expense ratio of the Class Z shares of the Fund. Class Z shares of the Fund were in operation during the period from July 26, 2016, until February 26, 2018, and resumed operations on April 30, 2021.
*****	Effective April 30, 2021, the broad-based index used for comparison with the Fund’s performance has changed from the Markit iBoxx USD Liquid High Yield Index to the Bloomberg Barclays U.S. Corporate High Yield 2% Issuer Capped Index in connection with the elimination of a performance (fulcrum) fee arrangement for the Fund.